April 11, 2006
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Owen Pinkerton Senior Counsel Division of Corporation Finance

Re:	Forest City Enterprises, Inc. Preliminary Proxy Statement on Schedule 14A Registration No. 001-04372 Filed on March 15, 2006
Dear Mr. Pinkerton:
Reference is made to your letter, dated March 27, 2006, that sets forth the staff’s comment relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) of Forest City Enterprises, Inc (the “Company”). Set forth below are the staff’s comment and the Company’s response. Capitalized terms used but not defined herein are used as defined in the Preliminary Proxy.
1.	Comment: You state on page 26 that the Board of Directors is proposing certain amendments to Section D(2)(b) of Article IV as set forth in Exhibit A. You go on to state that the Board of Directors “does not believe that these clarifying amendments alter the rights, preferences, privileges or restrictions of the holders of Class A Common Stock and recommends the shareholders approve such clarifying amendments.” It is unclear from your disclosure what the amendments to Article IV would be. Please revise the proxy statement to note the specific changes that would result from the approval of the “clarifying amendments.”

Response: In accordance with the conversation among David Roberts of the staff and Joan Glenn-Katzakis of the Company on April 3, 2006, the Company will add a new Exhibit B to its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”) to show the language being deleted from and inserted in Section D(2)(b) of Article IV. The Company will also revise the disclosure regarding Proposals 4 and 5 to reflect and explain Exhibit B. Copies of Exhibit B and the revised disclosure language were provided to Mr. Roberts prior to that conversation. In accordance with that conversation, the Company will be filing its Definitive Proxy later this month with the discussed changes.

As requested in your letter, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy;
Forest City Enterprises, Inc., Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113-2203, (216) 621-6060

Securities and Exchange Commission
April 11, 2006

•	staff comments or changes to disclosure in the Preliminary Proxy materials in response to staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (216) 416-3201 if you have any further questions regarding this filing. Thank you for your attention to this matter.
Sincerely,
Forest City Enterprises, Inc.
/s/ THOMAS G. SMITH
Name:	Thomas G. Smith
Title:	Executive Vice President, Chief Financial Officer and Secretary
cc:	David H. Roberts, U.S. Securities and Exchange Commission Joan Glenn-Katzakis, Forest City Enterprises, Inc.
Forest City Enterprises, Inc., Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113-2203, (216) 621-6060